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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                  FORM U-3A-2



                         STATEMENT BY HOLDING COMPANY
                      PURSUANT TO REGULATION 250.2 OF THE
                      PUBLIC UTILITY HOLDING COMPANY ACT
                                    OF 1935


                              EXEMPTION STATEMENT


                           SIERRA PACIFIC RESOURCES
               ------------------------------------------------
               (Exact name of Claimant as specified in Charter)



                NEVADA                            88-0198358
        -----------------------     -----------------------------------
        (State of incorporation     (I.R.S. Employer Identification No.)
          or organization)


                                P.O. Box 30150
                   (6100 Neil Road) Reno, Nevada 89520-3150
                   ----------------------------------------
          (Address of principal executive offices including Zip Code)

                                (775) 834-4217
              --------------------------------------------------
              (Claimant's telephone number, including area code)

                                Mark A. Ruelle
                                P.O. Box 30150
                            Reno, Nevada 89520-3150
                    (Name and address of agent for service)

          -----------------------------------------------------------
          -----------------------------------------------------------

                     CALENDAR YEAR ENDED DECEMBER 31, 2000
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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                   UNDER RULE U-3A-2 FROM THE PROVISIONS OF
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           SIERRA PACIFIC RESOURCES

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information.

1. Name, State of organization, location and nature of business
   -------------------------------------------------------------
   of claimant and every subsidiary thereof, other than any
   -------------------------------------------------------------
   exempt wholesale generator (EWG) or foreign   utility company
   -------------------------------------------------------------
   in which claimant directly or indirectly holds an interest.
   -------------------------------------------------------------

   Sierra Pacific Resources (SPR, the Company) is a Nevada holding company incorporated under Nevada Law on December 12, 1983. SPR became the parent of Sierra Pacific Power Company (SPPC) on May 31, 1984, pursuant to an Agreement and Plan of Merger in which each outstanding share of SPPC's Common Stock ($3.75 par value) automatically converted to one share of the Company's Common Stock ($1.00 par value). The reorganization was completed on August 1, 1984, when Lands of Sierra, Inc. and Sierra Energy Company, previously subsidiaries of SPPC, became wholly-owned subsidiaries of Sierra Pacific Resources. The Company was incorporated under the laws of the State of Nevada on December 12, 1983. The address of the Company is P.O. Box 30150 (6100 Neil Road), Reno, Nevada 89520-3150. The Company's subsidiaries are Nevada Power Company (NVP), Sierra Pacific Power Company (SPPC), Tuscarora Gas Pipeline Company (TGPC), Sierra Energy Company dba e.three (e.three), Lands of Sierra, Inc. (LOS), Sierra Water Development Company (SWDC), Sierra Gas Holding Company (SGHC, formerly Sierra Energy Company), Sierra Pacific Energy Company (SPE), Nevada Electric Investment Company (NEICO) and Sierra Pacific Communications (SPC).

   On July 28, 1999, SPR completed its merger with NVP following receipt of all regulatory approvals. The Public Utilities Commission of Nevada (PUCN) gave unanimous approval of a stipulation among the merging companies, PUCN staff and the Utility Consumer Advocate, regarding the merger.

   In accordance with the terms of the merger, each outstanding share of the Company's common stock was converted into the right to receive either $37.55 in cash or 1.44 shares of newly issued Company common stock. Each outstanding share of NVP common stock was converted to the
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right to receive either $26.00 in cash or 1.00 share of newly issued Company common stock. 4,037,000 shares of Company and 11,716,611 shares of NVP common stock were exchanged for $151.6 million and $304.6 million, respectively. The remaining shares of each company were converted to newly issued shares of Company common stock.

  As part of the stipulation approved by the PUCN, the companies were required to re-file the plan to divest their generating assets, and file a final Independent System Administrator (ISA) proposal with the PUCN and FERC. On July 23, 1999, a filing to establish the ISA was submitted to the FERC and for PUCN review. The PUCN approved the Company divestiture plan on February 18,2000. The FERC approved an ISA proposal known as Mountain West ISA on January 27, 2000. On February 23, 2000, the PUCN opened a docket to discuss various issues relating to Mountain West, including the method to fund it.

  As previously mentioned, in June 1998, SPR announced a plan to divest its generation assets. This business strategy was described in the SPR/NVP merger applications filed with the PUCN and the FERC in July 1998.

  A revised divestiture plan was filed with the PUCN in October 1999. PUCN approval and an Order for Divestiture Plan Stipulation were received in February 2000.

  The approved plan includes seven bundles: SPPC's bundles are North Valmy (286
MW), Fort Churchill (226 MW), Tracy/Pinon (545 MW); NVP's bundles are Clark (690
MW), Sunrise/Sunpeak (390 MW), Reid Gardner (590 MW), and Harry Allen (76 MW). Not included in the plan's seven bundles were NVP's 14% (222 MW) interest in the Mohave Generating Station ("Mohave") and 11% (255 MW) interest in the Navajo Generating Station ("Navajo") although NVP committed to sell its share of these plants.

  In March 2000, the Utilities prepared the required offering materials and solicited bids for the seven bundles described in the approved divestiture plan. At the same time, separate negotiations began for the sale of NVP's interests in Mohave and Navajo.

  Asset sale agreements, described below, have been signed for NVP's 14% share of Mohave and for six of the seven bundles described in the approved divestiture plan (Valmy, Tracy/Pinon, Clark, Reid Gardner, Sunrise/Sunpeak & Harry Allen). Marketing for the sale of SPPC's Fort Churchill bundle and NVP's 11% interest in the jointly owned Navajo power plant is continuing.

     On May 10, 2000, AES Corporation (AES) announced that it was the successful bidder for the purchase of a controlling interest in the 1,580 MW Mohave Generating Station in Laughlin, Nevada for approximately $667 million. NVP owns a 14% undivided interest in the facility. Mohave Generating Station is a 2-unit, coal-fired power plant located on 2,500 acres along the Colorado River, approximately 80 miles south of Las Vegas. AES executed Asset Sale Agreements with the sellers, NVP (14%) and Southern California Edison Company (56%), for a 70% undivided interest in the facility. Under the agreement, NVP will have the right to buy energy and ancillary services from AES for agreed upon prices, subject to a collar, through early 2003. The total sale price of NVP's interest is $142 million, subject to taxes and other adjustments. The actual sales proceeds will be net of a payment from NVP to AES for the power purchase agreement. The sale is subject to approval and review by various regulatory agencies.
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     On October 19, 2000, SPR and SPPC announced an agreement to sell SPPC's 50%
interest in the Valmy Power Station to NRG Energy, Inc. ("NRG") of Minneapolis, Minnesota. Under the agreement, SPPC will have the right to buy energy and ancillary services from the Valmy Power Station for agreed upon prices, subject to a collar, through early 2003. The total sale price of the asset bundle, which includes the Battle Mountain Diesel Plant and the Winnemucca Gas Plant, is $332 million, subject to taxes and other adjustments. The actual sales proceeds will be net of a payment from SPPC to NRG for the power purchase agreement. The Valmy Power Station sells electricity in northern Nevada and surrounding markets. SPPC's net capacity interest in the Valmy Power Station totals 286 MW. Located forty miles from Winnemucca, Nevada, the Valmy Power Station consists of two similar coal-fired units and is owned jointly by SPPC and Idaho Power Company. SPPC owns 50% of the station and operates the plant. The sale is subject to approval and review by various regulatory agencies.

     On October 27, 2000, SPR and SPPC announced an agreement to sell SPPC's Tracy/Pinon Power Station to WPS Power Development, Inc., a wholly owned subsidiary of WPS Resources Corporation of Green Bay, Wisconsin. Under the agreement, SPPC will have the right to buy energy and ancillary services from WPS Power Development for agreed upon prices, subject to a collar, from closing of the agreement through February 2003. The total sale price of the asset bundle, which includes the Tracy Plant, Pinon Pine, and the Brunswick, Gabbs and Valley Road diesel generators, is $260 million, subject to taxes and other adjustments. The actual sales proceeds will be net of a payment from SPPC to WPS Power Development for the power purchase agreement. The Tracy/Pinon Power Station sells electricity in northern Nevada and surrounding markets. Tracy is also the site of the Pinon Pine Integrated Coal Gasification Combined Cycle project co-funded by the U.S. Department of Energy as part of the Clean Coal Technology Program. SPPC's average capacity in the Tracy/Pinon Power Station totals 525 megawatts. Located approximately 20 miles from Reno, Nevada, the Tracy/Pinon Power Station consists of three similar gas- and oil-fired units, four gas turbines, and the Pinon Pine facility (a combined cycle unit). The sale is subject to approval and review by various regulatory agencies.

     On November 20, 2000, SPR and NVP announced an agreement to sell NVP's
Clark and Reid Gardner Generating Stations to a holding company formed by NRG and Dynegy Inc. (Dynegy) of Houston, Texas. Under the agreement, NVP will have the right to buy energy and ancillary services for agreed upon prices, subject to a collar, from closing of the agreement through February 2003. The total sale price of the asset bundles is $955 million, subject to taxes and other adjustments. The actual sales proceeds will be net of a payment from NVP to NRG and Dynegy for the power purchase agreement. The Clark Generating Station, located in southeastern Las Vegas, consists of 10 gas- and oil-fired generating units, totaling 740 megawatts. The Reid Gardner Generating Station consists of four baseload coal-fired units and is located 52 miles northeast of Las Vegas. Three of the units, 110 megawatts each, are wholly owned by NVP. NVP and the
CDWR jointly own the fourth unit, a 275 megawatts coal-fired unit. NRG and
Dynegy will jointly acquire NVP's combined ownership and use interest in the fourth unit as part of the transaction. The CDWR will maintain its 15 megawatts ownership interest in the unit. The sale is subject to approval and review by various regulatory agencies.
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     On December 4, 2000, SPR and NVP announced an agreement to sell NVP's Harry
Allen Power Station to Pinnacle West Energy (Pinnacle), a subsidiary of Pinnacle West Corporation of Phoenix, Arizona. Under the agreement, NVP will have the right to buy energy and ancillary services from Pinnacle for agreed upon prices, subject to a collar, from closing of the agreement through February 2003. The total sale price of the asset bundle is $71 million, subject to taxes and other adjustments. The actual sales proceeds will be net of a payment from NVP to Pinnacle for the power purchase agreement. The Harry Allen Power Station, located approximately 30 miles north of the city of North Las Vegas, is a 72 megawatt combustion turbine unit. The sale is subject to approval and review by various regulatory agencies.

     On December 11, 2000, SPR and NVP announced an agreement to sell NVP's Sunrise Station electric generating plant to Reliant Energy Power Generation, Inc. (Reliant), a subsidiary of Reliant Energy of Houston, Texas. The sale includes two generating units owned by NVP and rights to electricity produced by three additional units on the Sunrise site owned by an independent power producer. Under the agreement, NVP will have the right to buy energy and ancillary services from Reliant for agreed upon prices, subject to a collar, from closing of the agreement through February 2003. The total sale price of the asset bundle is $109 million, subject to taxes and other adjustments at closing. The actual sales proceeds will be net of a payment from NVP to Reliant for the power purchase agreement. The Sunrise Station, located near the eastern edge of Las Vegas, consists of two generating units that can be fueled by natural gas or oil and are capable of producing up to 149 megawatts of electricity. The facility also includes three additional gas turbine generating units rated at 222 megawatts. These three units are owned by an independent power producer, Nevada Sun-Peak Limited Partnership, under contract to NVP. The sale is subject to approval and review by various regulatory agencies.

     As noted above, each of the sales requires the buyer to execute an Asset Sale Agreement, an energy buyback contract called a Transitional Power Purchase Agreement (TPPA), and an Interconnection Agreement. The TPPA's allow SPPC and NVP to obtain energy from these plants at 1998 productions costs from the time of closing to March 2003.

     The Utilities have obtained FERC approval of the TPPA's and Generation Aggregation Tariffs (GAT), as well as PUCN approval of the Mohave ownership sale.

     SPPC serves customers in the California market and is impacted by legislation passed in California. A recently enacted moratorium on the divestiture of generation by California utilities until 2006 applies to SPPC and may halt or delay SPPC's divestiture efforts as well as the sale of NVP's interest in the Mohave Generating Station in Laughlin, Nevada. In Nevada, the state Consumer Advocate has filed a motion seeking a moratorium on divestiture. The Governor of Nevada had directed the PUCN to reevaluate whether divestiture continues to be in the public's interest. In addition, a bill has been introduced in the Nevada legislature that would halt divestiture until at least July 1, 2003. A delay in divestiture may have negative financial implications for the Utilities due to rising fuel costs and foregoing the benefits of the post divestiture generation buyback contracts, unless the PUCN permits recovery of these higher costs. In addition, SPPC's request for an exemption from the requirements of California law requiring
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     approval of the CPUC before divestiture of its plants and our request for approval of the sale was denied, subject to refiling.

     NVP is an operating public utility that provides electric service in Clark County in southern Nevada. NVP provides electricity to approximately 611,000 customers in the communities of Las Vegas, North Las Vegas, Henderson, Searchlight, Laughlin and adjoining areas. Service is also provided to Nellis Air Force Base and the Department of Energy at Mercury and Jackass Flats at the Nevada Test Site.

     NVP has two wholly owned subsidiaries NVP Capital I and III (Trust I and III). The Trust I was created to issue 8.2% Quarterly Trust Issued Preferred Securities (QUIPS) and Series A common securities all of which are owned by NVP. The proceeds were used to purchase from NVP its 8.2% Junior Subordinated Deferrable Interest Debentures (QUIDS) due March 31, 2037, extendible to March 31, 2046 under certain conditions, in a principal amount of $122.6 million. The sole asset of the Trust I is the QUIDS.

     NVP Capital III (Trust III) was created to issue 7 3/4% Cumulative QUIPS and common securities all of which are owned by NVP. The proceeds were used to purchase from NVP its 7 3/4% Junior Subordinated Deferrable Interest Debentures due September 30, 2038, extendible to September 30, 2047 under certain conditions, in a principal amount of $72.2 million. The sole asset of the Trust III is the QUIDS.

     SPPC is an operating public utility engaged principally in the distribution, transmission, generation, purchase and sale of electric energy. SPPC also provides natural gas and water services in the Reno-Sparks area of Nevada. SPPC provides electricity to approximately 309,500 customers in a 50,000 square mile service area including western, central and northeastern Nevada, including the cities of Reno, Sparks, Carson City, Elko, and portion of eastern California, including the Lake Tahoe area.

     In August 1992, SPPC executed a cooperative agreement with the U. S. Department of Energy (DOE) for the construction of a coal-gasification power plant. The project, known as the Pinon Pine Power Project, (Pinon) was selected by DOE for funding under the fourth round of the Federal Clean Coal Technology Program.

     Construction began on the project in February 1995, following resource plan approval and the receipt of all permits and other approvals. The natural gas portion (combined cycle combustion turbine) was satisfactorily completed and placed in service December 1, 1996. The balance of the plant was completed in June 1998. The construction of the gasifier portion of the project overran the fixed contract price by approximately 12% or $12.6 million. The overrun is primarily due to redesign issues, resolving technical issues relative to start up and other costs due to a later than anticipated completion date. To date, SPPC has not been successful in obtaining sustained operation of the gasifier but work continues to identify problem areas and redesign solutions which will likely require additional capital expenditures. Due to the problems noted above, SPPC and Foster Wheeler settled on a portion of the cost overrun and have entered into an alternative dispute resolution process. SPPC and DOE also settled a dispute regarding cost sharing of natural gas costs. The Company extended the cooperative agreement for an additional year and has agreed to contribute to capital improvements approved
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by the DOE to improve the prospects for full commercial operations of the gasifier.

     Pinon Pine Corp. and Pinon Investment Co., subsidiaries of SPPC, own 25% and 75% of a 38% interest in Pinon Pine Company, L.L.C. GPSF-B, a Delaware corporation formerly owned by General Electric Capital Corporation (GECC) and purchased by SPPC in February 1999, owns the remaining 62%. The LLC was formed to take advantage of federal income tax credits associated with the alternative fuel (syngas) produced by the coal gasifier available under (S) 29 of the Internal Revenue Code.

     Sierra Pacific Power Capital I, (the Trust), is a wholly owned subsidiary of SPPC. The existence of the Trust is for the sole purpose of issuing Trust Securities and using the proceeds thereof to purchase from SPPC its 8.60% Junior Subordinated Debentures.

     On January 15, 2001, SPR's Board of Directors approved a definitive agreement to sell SPPC's water business to the Truckee Meadows Water Authority
(TMWA) for $350 million. Of the total purchase price, $342 million is for the water business assets and $8 million is for associated hydroelectric generation assets. The transactions are subject to various closing conditions, including the release of the water business assets from the lien of SPPC's first mortgage indenture and the receipt of satisfactory regulatory treatment of the gain to SPPC, and are expected to close in the second quarter of 2001.

     SPPC expects to exit the water business entirely. The sale includes treatment facilities, distribution infrastructure, surface and ground water rights, and storage rights. The total net plant of the water business, including the hydroelectric assets, is approximately $266 million. The water business has approximately 85 employees and serves more than 73,000 customers in the Reno/Sparks metropolitan area. The employees of the water business will become employees of TMWA.

     TMWA is a joint power authority created by the cities of Reno and Sparks, and Washoe County. TMWA is governed by a Board of Directors consisting of seven representatives (three from the City of Reno, two from the City of Sparks, one from Washoe County, and one at-large director). TMWA intends to finance the transaction through the issuance of tax-exempt bonds.

     Termination of SPPC's certificate of public convenience and necessity to serve water will require the approval of the PUCN. This filing for termination is set to be heard by the PUCN in April 2001. Transfer of the hydroelectric facilities will require action by the California Public Utilities Commission
(CPUC). The sale agreement contemplates a second closing for the hydroelectric facilities to accommodate the CPUC's review of the transaction.

     Not included in the sale are SPPC-owned properties at Independence Lake (approximately 2,200 acres) and along the Truckee River corridor (approximately 3,500 acres). These properties may be sold in a separate auction in the future.

     SPPC is a Nevada corporation organized in 1965 as successor to a Maine corporation organized in 1912 and is a wholly-owned subsidiary of the Company.
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     Tuscarora Gas Pipeline Company (TGPC) was formed as a wholly owned subsidiary in 1993 for the purpose of entering into a partnership (Tuscarora Gas Transmission Company or TGTC) with a subsidiary of TransCanada to develop, construct and operate a natural gas pipeline to serve an expanding gas market in Reno, northern Nevada, and northeastern California. In December 1995, TGTC completed construction and began service on its 229-mile pipeline extending from Malin, Oregon, to Reno, Nevada. TGTC interconnects with PG&E Gas Transmission-Northwest (PG&E GT-NW) at Malin, Oregon. PG&E GT-NW is a major interstate natural gas pipeline extending from the U.S./Canadian border, at a point near Bonners Ferry, Idaho to the Oregon/California border. The PG&E GT-NW system provides TGTC customers access to natural gas reserves in the Western Canadian Sedimentary basin, one of the largest natural gas reserve basins in North America. As of December 31, 2000, SPR had an investment of approximately $17.2 million in this subsidiary.

     As an interstate pipeline, TGTC provides only transportation service. SPPC was the largest customer of TGTC during 2000, contributing 95% of revenues. Malin, Oregon began taking service from TGTC during October 1996. The Sierra Army Depot at Herlong, California began taking service from TGTC October 1997. In 1998, TGTC began serving two new customers, the United States Gypsum Company located north of Empire, Nevada and HL Power Company located northwest of Wendel, California.

     In 2000, TGTC began construction on a 16.1-mile lateral creating a new citygate connection into the SPPC distribution system. The lateral was completed and placed in service January 29, 2001, providing SPPC with an additional 10,000 decatherms per day of transportation capacity. Also in 2000, TGTC surveyed shipper interest in the feasibility of a proposed expansion project. Sufficient interest was obtained and further investigation into the possibility of expanding TGTC's facilities to serve increased market demand in Nevada and northeastern California is continuing.

     Sierra Energy Company, dba under the firm name of e.three, was organized in October 1996 as an unregulated wholly-owned subsidiary of the Company. It provides comprehensive energy and other business solutions in commercial and industrial markets. This is accomplished by offering a variety of energy-related products and services to increase customers' productivity and profits and improve the quality of the indoor environment. These products and services include: technology and efficiency improvements to lighting, heating, ventilation and air-conditioning equipment; installation or retrofit of controls and power quality systems; energy performance contracting; end-use services; and ongoing energy monitoring and verification services.


     In September 1998, e.three and Nevada Electric Investment Company (NEICO), at that time a wholly-owned subsidiary of Nevada Power Company, formed e.three Custom Energy Solutions, LLC, a Nevada limited liability company, for the purpose of selling and implementing energy-related performance contracts and similar energy services in Southern Nevada. e.three Custom Energy Solutions, LLC's primary focus for its sales activities is in the commercial and industrial markets. During the latter half of 1999, e.three Custom Energy Solutions, LLC began developing a chilled water-cooling plant in the downtown area of Las Vegas. The plant will be owned by e.three Custom Energy Solutions, LLC and will supply the indoor air-cooling requirements for a number of casinos and businesses in its immediate vicinity. The plant was operational in August of 2000.
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     In October 1998, e.three acquired Independent Energy Consulting, Inc.
(IEC), a California based company, in an exchange of Sierra Pacific Resources
(SPR) stock for all of IEC's stock. IEC provides energy procurement management, third party auditing, performance contract consulting and strategic energy planning in the industrial and commercial markets.

     Sierra Pacific Energy (SPE) was formed to market a package of technology and energy-related products and services in Nevada. SPE filed an application with the PUCN to be licensed as an Alternative Seller of Electricity in the state of Nevada. SPE has withdrawn its application with the PUCN and dissolved its retail energy marketing efforts.

     Sierra Pacific Communications (SPC), formerly Sierra Pacific Media Group, was created to examine and pursue telecommunications opportunities that leveraged existing skill sets of installing and deploying pipe and wire infrastructure. SPC presently has fiber optic assets deployed in the cities of Reno and Las Vegas. The expanding telecommunications market in these areas should provide continuing future opportunities to expand this fiber base and other profitable opportunities.

     SPC is making final preparations to begin selling bandwidth services in the Reno/Sparks and Las Vegas metropolitan areas. Sales are scheduled to commence in the second quarter of 2001. SPC will continue to construct fiber networks for businesses and governmental agencies in the Reno/Sparks and Las Vegas areas. Sierra Touch America LLC, a partnership between SPC and Touch America, a subsidiary of Montana Power Company, is constructing and will operate a fiber optic line between Salt Lake City, Utah and Sacramento, CA. The route is being constructed for AT&T, PF Net Corporations, and Sierra Touch America. SPC's share of construction cost is approximately $25 million of a total estimated construction cost of $120 million. Right-of-way and permitting efforts are in their final phases. Construction activity between Sacramento and Reno commenced in July 2000 and final acceptance of this portion of the build is expected during the second quarter of 2001. Construction within Salt Lake City is complete and construction is in progress through the Reno, NV metropolitan area. The entire project is scheduled for completion in the third quarter of 2001.

     Lands of Sierra, Inc. (LOS) was organized in 1964 to develop and manage SPPC's non-utility property in Nevada and California. These properties previously included retail, industrial, office and residential sites, timberland, and other properties. Remaining properties include land in Nevada and California. SPR has decided to focus on its core energy business. In keeping with this strategy, LOS continues to sell its remaining properties.

     NVP transferred ownership of NEICO to SPR in 2000. In October of 1997, NEICO and UTT Nevada, Inc., an affiliate of Exelon Thermal Technologies, formed Northwind Las Vegas, LLC, a Nevada limited liability company, for the purpose of evaluating district energy projects in southern Nevada. Also, in October of 1997, NEICO and UTT Nevada, Inc. formed Northwind Aladdin, LLC, a Nevada limited liability company, for the purpose of owning, constructing, operating and maintaining the facility for the production and distribution of chilled water, hot water and emergency power for the Aladdin Hotel and Casino project in Las Vegas, Nevada. The project was completed in the first quarter of 2000 and is operational.
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     In September 1998, NEICO and e.three formed e.three Custom Energy
Solutions, LLC, a Nevada limited liability company, for the purpose of selling and implementing energy-related performance contracts and similar energy services in southern Nevada.

     Sierra Gas Holding Company (SGHC), formerly Sierra Energy Company, is a Nevada Corporation, which is a wholly owned subsidiary of the Company. Beginning in 1993, SGHC sold a large number of its oil and gas properties retaining passive override interests in a number of properties.

     Sierra Water Development Company (SWDC) is a Nevada corporation, which is a wholly owned subsidiary of the Company. SWDC was formed in 1993 for the purpose of entering into a partnership with Eco-Vision, Inc. to conduct water exploration and development activities in the State of Nevada. It has not conducted any activity for several years.

     In November 1999, SPR and Enron Corporation (Enron) announced they had entered into a purchase and sale agreement for Enron's wholly owned electric utility subsidiary, PGE. PGE is an electric utility serving more than 700,000 retail customers in northwest Oregon. Upon completion of the transaction, PGE would become a wholly owned subsidiary of SPR. Under terms of the agreement, Enron has agreed to sell PGE to SPR for $2.02 billion to $2.1 billion in cash, depending upon the level of liabilities assumed at the time of close. In addition, $1.0 billion in PGE debt and preferred stock would remain outstanding and be reflected in SPR's consolidated financial statements

     In addition to other regulatory approvals discussed below, the PGE acquisition is subject to the approval of the Securities and Exchange Commission (the "SEC") under the Public Utility Holding Company Act ("PUHCA"), and SPR has applied to the SEC to become a registered public utility holding company under PUHCA. In connection with that application, SPR has made certain representations to the SEC regarding the methods of financing the PGE acquisition and regarding the capital structure of SPR following the acquisition. According to those representations, SPR expects to initially finance the transaction primarily through a bank loan or other form of debt. In its application to the SEC, SPR had proposed to increase its consolidated common equity following the acquisition by paying down debt at the utility level with some of the proceeds from the sale of the electric generation assets of the Utilities, the sale of non-strategic assets, the sale of additional common stock, and increased retained earnings from the combined operations of the three utility subsidiaries. In light of the uncertainty related to the sale of the Utilities' generation assets (see Generation Divestiture, page 5), SPR is evaluating alternative financing plans and capital structures to be presented to the SEC in connection with the financing application which must be approved as a condition for closing.

     The proposed transaction is subject to other closing conditions, including, without limitation, the receipt of all necessary governmental approvals, including the Federal Energy Regulatory Commission (FERC), the Federal Trade Commission/Department of Justice (FTC/DOJ), the Oregon Public Utility Commission
(OPUC), and the Nuclear Regulatory Commission (NRC). SPR's filings have been made, and all state regulatory approvals have been received and only the SEC approval remains at the federal level. As of May 3, 2000, the FTC/DOJ investigation concluded and the waiting period under Hart-Scott-

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Page 11

     Rodino expired with no action taken. On July 27, 2000, the NRC approved PGE's transfer application filed in January.

     On October 30, 2000, the OPUC approved SPR's application to acquire PGE. The OPUC approved a September 1 settlement agreement that calls for a six-year price freeze on non-fuel operations and maintenance for PGE customers and a $95 million credit for Oregon consumers. The "acquisition credit" will be shown on monthly power bills as soon as the transaction is complete and will continue through September 30, 2007. PGE will retain its ability to adjust rates to reflect changes in the prices for wholesale electricity and fuel purchased to operate its power plants. On November 21, 2000, the FERC approved the transaction based on a plan that included the sale of the power plants. The purchase and sale agreement between SPR and Enron provides that the agreement may be terminated by either party without liability (unless a pre-existing breach has occurred) if the closing of the transaction has not occurred on or before May 5, 2001.

2.   A brief description of the properties of claimant and each of
     -------------------------------------------------------------
     its subsidiary public utility companies used for the
     -------------------------------------------------------------
     generation, transmission, and distribution of electric energy
     -------------------------------------------------------------
     for sale, or for the production, transmission, and distribu-
     ------------------------------------------------------------
     tion of natural or manufactured gas, indicating the location
     ------------------------------------------------------------
     of principal generating plants, transmission lines, producing
     -------------------------------------------------------------
     fields, gas manufacturing plants, and electric and gas
     -------------------------------------------------------------
     distribution facilities, including all such properties which
     -------------------------------------------------------------
     are outside the State in which claimant and its subsidiaries
     -------------------------------------------------------------
     are organized and all transmission or pipelines which deliver
     -------------------------------------------------------------
     or receive electric energy or gas at the borders of such State.
     ---------------------------------------------------------------

     (a) At the present time, the Company has no operations or facilities other than those described in response to Item 1.

     (b) The electric properties of SPPC, a public utility subsidiary of the Company, are physically located in the States of Nevada and California. The gas and water properties are entirely located within the State of Nevada. The electric properties of NVP, a public utility subsidiary of the Company, are physically located in the State of Nevada. NVP provides no gas or water services.

NVP:
----

     The following is a list of NVP's generation plants including their megawatt
(MW) summer net capacity, the type/fuel that they use to generate, and the location.

                                                                Number
                                                                  of            MW             Location
Name                                Type/Fuel                   Units        Capacity           (State)
----                                ---------                   -----        --------           -------
Clark Station          Steam/Gas Turbine, Combined                                               Nevada
                       Cycle/Natural Gas, Oil                    10               687
Reid Gardner           Steam/Coal                                 4               605            Nevada
 (1)
Navajo (2)             Steam/Coal                                 3               255            Nevada
Mohave (3)             Steam/Coal                                 2               196            Nevada
Sunrise                Steam/Gas Turbine,                         2               149            Nevada
                       Natural Gas, Oil
Harry Allen            Gas Turbine, Natural Gas, Oil              1                72            Nevada
                                                                             --------
                                                                                1,964
                                                                             ========

(1) This represents 24 megawatts of base load capacity and 226 megawatts of peaking capacity. Reid Gardner Unit No. 4, placed in service July 25, 1983, is a coal-fired unit, which is owned 32.2% by the Company and 67.8% by the
     Department of Water Resources of the State of California (CDWR).   NVP is
     entitled to use 100% of the unit's peaking capacity for 1,500 hours each year. NVP is entitled to 9.6% of the first 250 megawatts of capacity and associated energy. NVP had options for the use of increasing amounts of capacity and energy from the unit beginning in 1998 so that NVP would have been entitled to use all of the unit's output 15 years from that date. However, the 1998 through 2003 options for 10.17 MW per year were not exercised by NVP and have expired.

(2) This represents NVP's 11.3% undivided interest in the Navajo Generating Station as tenant in common without right of partition with five other non-affiliated utilities.

(3) This represents NVP's 14% undivided interest in the Mohave Generating Station as tenant in common without right of partition with three other non-affiliated utilities, less operating restrictions.

                                Purchased Power

  NVP maintains and utilizes a diverse portfolio of resources with the objective of minimizing its net average system operating costs. These resources consist of contracted and spot market supplies, as well as its own generation. During the last several years, NVP has experienced a dramatic increase in the price of market energy, compared to previous years. Some of this increase is reflective of the overall increase in electricity costs throughout the country, the changing of regulatory environments and the opening of new and/or deregulated markets. See Industry and Regional Problems Affecting the Utilities, earlier.

  NVP is a member of the Western Systems Power Pool and the Southwest Reserve Sharing Group (SWRSG). NVP's membership in the SWRSG has allowed it to network with other utilities in an effort to more efficiently use its resources in the sharing of responsibilities for reserves.

  NVP purchases both forward firm energy (typically in blocks) and spot market energy based on economics, operating reserve margins and unit availability. NVP has been able to efficiently manage its growing loads by utilizing its generation resources in conjunction with buying and selling opportunities in the market.

  NVP purchases Hoover Dam power pursuant to a contract with the State of Nevada, which became effective June 1, 1987, and will continue through September 30, 2017. NVP's allocation of hydro-electric capacity is 235 MWs.

  NVP has a contract to purchase 222 MWs from Nevada Sunpeak Limited Partnership, an independent power producer. The contract became effective June 8, 1991 and will continue through May 31, 2016.

  According to the regulations of the Public Utility Regulatory Policies Act, NVP is obligated, under certain conditions, to purchase the generation produced by small power producers and cogeneration facilities at costs determined by the appropriate state utility commission. Generation facilities that meet the specifications of the regulations are known as qualifying facilities (QFs). As of December 31, 2000, NVP had a total of 305 MWs of contractual firm capacity under contract with four QFs. All QF contracts currently delivering power to NVP at long-term rates have been approved by the PUCN and have QF status as approved by the FERC.

      The QFs are as follows:

                                                                    Net
                              Contract      Contract          Capacity
     Qualifying Facility       Start          End                (MW)
     ------------------------------------------------------------------
     Saguaro Power            10/17/91      04/30/22              90
     Company
     Nevada
     Cogeneration             06/18/92      04/30/23              85
     Associates #1
     Nevada
     Cogeneration             02/01/93      04/30/23              85
     Associates #2
     Las Vegas
     Cogeneration
     Limited
     Partnership              05/10/94      05/31/24              45
                                                            -----------
                 Total                                           305
                                                            ===========

  Energy purchased by NVP from the QFs constituted 27% of the purchased power requirements and 12.5% of the net system requirements during 2000. All of the QFs are cogenerators providing steam for various products and businesses.

                                 Transmission

  NVP's existing transmission lines are primarily confined within Clark County, Nevada. Four 230 kilovolt (kV) transmission lines connect NVP to the Western Area Power Administration's transmission facilities at Henderson and Mead Substations. Three 230 kV lines connect NVP to the Los Angeles Department of Water and Power's transmission facilities at McCullough Substation. A 345 kV line connects NVP to PacifiCorp at the Utah-Nevada state line. Also, NVP has two, 500/230 kV transformers that connect NVP to the Navajo Transmission System at the Crystal Substation. Finally, NVP also has ownership of two, 500 kV transmission lines that transmit power from the Mohave and Navajo Generating Station, respectively, to the NVP system.

  The River Mountains Project is a transmission project developed in partnership with the Colorado River Commission of Nevada. NVP's portion of the project consists of two, 230 kV transmission lines built along separate transmission corridors between the Mead Substation and NVP's new Equestrian Substation. In addition, NVP is building a 230 kV transmission line between the Equestrian Substation and the Faulkner Substation. The project has a spring 2001 in-service date and increases import capability by 350 MWs. The estimated project cost is $40.4 million.

     NVP received approval from the PUCN to construct two transmission projects proposed in NVP's 2000 Resource Plan. The Faulkner Substation to Tolson Substation 230 kV project and the Tolson Substation to Arden Substation 230 kV upgrade project are both internal, NVP reinforcements with 2003 and 2004 in-service dates, respectively. Together, the two projects increase NVP's import capability by 380 MWs. The total estimated project costs are $10 million.

     Due to the supply shortage in the western U.S., several independent power producers have proposed the construction of new generating plants in southern Nevada, and have requested transmission service from NVP. NVP has committed to construct this transmission infrastructure in furtherance of its on-going business plan. The key project in this regard is the construction of a 500 kV transmission system consistent with its tariff and FERC pricing policies.

                                     SPPC:

     SPPC's electric generation is supplied by power plants which utilize fuel as set forth below:

                          No. of                 Capacity     Location
     Power Plant            Unit      Fuel         (mw)      (State)
     -----------            ----      ----        -----      ---------
     Tracy                    3        Gas/Oil     244.00      Nevada
     Ft. Churchill            2        Gas/Oil     226.00      Nevada
     Valmy (1)(2)             2        Coal        266.00      Nevada
     Clark Mountain           2        Gas/Oil     138.00      Nevada
     Pinon Pine (2)           1        Coal, Gas    89.00      Nevada
     Farad  (3)               2        Hydro         2.50      Calif.
     Fleish                   1        Hydro         2.25      Nevada
     Verdi                    1        Hydro         2.15      Nevada
     Washoe                   2        Hydro         2.20      Nevada
     Winnemucca Gas Turbine   1        Gas/Oil       17.0      Nevada
     Kings Beach Diesel       6        Oil           16.5      Calif.
     All Other Diesels       20        Oil           39.4      Nevada
                                                 --------
                                                 1,045.00
                                                 ========

     (1) Valmy Units #1 and #2 are owned jointly by SPPC and Idaho Power Company. Each company owns a 50 percent share of this 532 MW facility.

     (2) The gasifier portion of Pinon Pine is owned by the Pinon Pine Company LLC, (The LLC), 62% of which is owned by GPSF-B, a Delaware corporation formerly owned by General Electric Capital Corporation
          (GECC) and now also owned by SPPC, and 38% which is wholly owned through two of its subsidiaries by SPPC. The amount shown above represents the entire syngas output of Pinon as the LLC sells its entire share only to SPPC.

     (3) This facility located on the Truckee River at Farad was damaged by the January 1997 flood and was not available for generation since.

Page 16
                                Purchased Power

     SPPC continues to manage a diverse portfolio of contracted and spot market supplies, as well as its own generation, with the objective of minimizing its net average system operating costs. During 2000, SPPC experienced a dramatic increase in the price of market energy, compared to previous years. Some of this increase is reflective of the overall increase in electricity costs throughout the country, the changing of regulatory environments and the opening of new and/or deregulated markets.

     SPPC's system peak shown for 2000 is the actual system peak of 1,577 MW, which occurred on July 31, 2000.

     SPPC is a member of the Northwest Power Pool and Western Systems Power Pool. These pools have provided SPPC further access to spot market power in the Pacific Northwest and the Southwest. In turn, SPPC's generation facilities provide a backup source for other pool members who rely heavily on hydroelectric systems. SPPC has an agreement with PacifiCorp's Utah division for delivery of firm power, which also provides added access to spot market power.

     SPPC purchases hydroelectric and thermal generation spot market energy, by the hour, based upon economics and system import limits. Also purchased during peak load periods is firm energy as required to supply load and maintain adequate operating reserve margins. As off-system energy costs increase, SPPC supplies a higher percentage of its native load utilizing its fossil fuel generation but is still required to buy peaking energy from the market.

     Currently, SPPC has contracted for a total of 75 MW of long-term firm purchased power from the utility supplier listed below. SPPC's firm purchased power contract contains minimum purchase obligations. Meeting these minimums has not been a problem for SPPC in the past, and is not expected to be a problem in the future.

                                       Contract       Operation       Termination      Minimum
Contract Party                         Capacity       Date            Date             Capacity
---------------------------------------------------------------------------------------------------------------
PacifiCorp                             75 MW          June 1989       Feb 28, 2009     70%

     According to the Public Utility Regulatory Policies Act, SPPC is obligated, under certain conditions, to purchase the generation produced by small power producers and co-generation facilities at costs determined by the appropriate state utility commission. Generation facilities that meet the specifications of the regulations are known as qualifying facilities (QF). As of December 31, 2000, SPPC had a total of 109 MW of maximum contractual firm capacity under 15 contracts with QFs. SPPC also had contracts with three projects at variable short-term avoided cost rates. All QF contracts currently delivering power to SPPC at long-term rates have been approved by either the PUCN or the California Public Utility Commission (CPUC), and have QF status as approved by the FERC. One long-term QF contract terminates in 2006, one terminates in 2039, and the rest terminate between 2014 and 2022.

     Energy purchased by SPPC from QFs constituted 10% of the net system requirements during 2000. These contracts continue to provide useful diversity for SPPC in meeting its peak load. All the QFs from which SPPC makes firm purchases are either geothermal (87%), hydroelectric or biomass.

     The actual QF firm capacity output under contract was 64 MW during the summer of 2000. The actual QF output for all non-utility generator deliveries during the summer 2000 peak was 80 MW.

                                 Transmission

     SPPC is interconnected with neighboring utilities as follows:

     SPPC's existing transmission lines extend some 300 miles from the crest of the Sierra Nevada in eastern California, northeast to the Nevada-Idaho border at Jackpot, Nevada, about 160 miles from Reno northwest to Alturas, California, and 250 miles from the Reno area south to Tonopah, Nevada. A 230 kilovolt transmission line connects SPPC to facilities near the Utah-Nevada state line, which in turn interconnects SPPC to Utah Power facilities. A 345 kV transmission line connects SPPC to Idaho Power facilities at the Idaho - Nevada state line. A 345 kV line connects SPPC to the Bonneville Power Administration's facilities near Alturas, California.

     SPPC also has two 120 kV lines and one 60 kV line that interconnect with Pacific Gas & Electric on the west side of SPPC's system at Donner Summit, California. Two 60 kV transmission ties allow wheeling of up to 14 MW of power from the Beowawe Geothermal Project, which is located within SPPC's service area, to Southern California Edison. These two minor interties are available for use during emergency conditions affecting either party. The transmission intertie system provides access to regional energy sources.

     The Falcon Project is a 185-mile 345kV line connecting SPPC's Falcon Substation to SPPC'S Gonder Substation. The Falcon Project improves system import and export capabilities and enables SPPC to provide transmission service between Idaho, Utah, and the northwest. A Right-of-Way application was submitted to the Bureau of Land Management (BLM) in December 1998, and Electric Resource Plan approval was received from the PUCN in April 1999. In October 1999 SPPC received a letter from the BLM requiring the preparation of an Environmental Impact Statement (EIS). Current activities include completion of environmental field surveys, hiring a consultant to prepare the EIS, and WSCC rating studies. The EIS process should continue until July 2001, which should translate to a project in-service date in June 2003.

       As of December 31, 2000, SPPC's electric transmission and distribution facilities consisted of approximately 13,000 overhead pole line miles, 4,500 underground cable miles and 270 substations.

     SPPC's natural gas business is a local distribution company (LDC) in the Reno-Sparks area. SPPC currently has no ownership interest in the gas transmission facilities required to serve its customers. SPPC plans to sell its gas-fired generation by the end of 2000 or early 2001.

     Natural gas purchased for SPPC's retail gas customers and for use in its electric generating plants is transported on several FERC regulated pipelines.

     Northwest Pipeline Corporation (Northwest), in conjunction with Paiute Pipeline Company (Paiute), provides SPPC access to natural gas supplies in British Columbia, Canada, the Rocky Mountain region, and the San Juan Basin. Northwest is a major interstate pipeline stretching from the Canadian border at Sumas, Washington, to the northwestern corner of New Mexico. Paiute interconnects with Northwest at the Idaho/Nevada border and runs to the southwest of the Reno/Lake Tahoe area of Nevada and California.

     With the Tuscarora Gas Transmission Company's pipeline, the Company has a financial interest in natural gas transmission facilities serving the northern Nevada market. Tuscarora Gas Transmission Company (TGTC), a partnership between a subsidiary of Sierra Pacific Resources and TransCanada Pipe Lines USA, Limited, began service on December 1, 1995. The pipeline interconnects with Pacific Gas Transmission (PGT) near Malin, Oregon and terminates at the Tracy Power Plant east of Reno/Sparks in addition to providing natural gas service to SPPC's Tracy Power Plant and distribution customers in the area.

     PGT is a major interstate pipeline stretching from the Canadian border at Eastport, Idaho to the California/Oregon border near Malin, Oregon. NOVA and Alberta Natural Gas (ANG) pipelines are upstream of PGT in the British Columbia and Alberta provinces of Canada. Firm transportation service on Tuscarora and upstream pipelines improves the reliability of SPPC's gas supplies and provides additional access to abundant and competitively priced supply in Alberta, Canada.

     SPPC has contracted for firm winter-only and annual gas supplies with 11 Canadian and domestic suppliers to meet the firm requirements of its LDC and electric operations. The contracts total 160,000 decatherms per day through March 2001; and 115,000 decatherms per day for April through October 2001. This ensures that SPPC is able to lock-in a significant portion of its gas supply cost while retaining the flexibility to purchase spot market supplies.

     SPPC's firm natural gas supply is supplemented with natural gas storage and supply from a Northwest-owned facility located at Jackson Prairie in southern Washington, liquid natural gas (LNG) storage and supply from a facility located in Lovelock, Nevada. The LNG facility is operated by Paiute and is used for meeting peak demand. The Jackson Prairie and LNG facilities can contribute a total of approximately 48,000 decatherms per day of peaking supplies. SPPC meets its peak day requirements above Northwest/Paiute capacity with firm transportation capacity on the Tuscarora Pipeline and PGT.

     In November 1996, SPPC entered an agreement to sell winter seasonal peaking capacity supplies to another company over a seven-year period. The contract provides for the payment to SPPC of a monthly reservation charge, reimbursement of pipeline capacity charges during the winter, and a volumetric commodity charge based on the market price for natural gas. SPPC was able to enter into this agreement due to the ability of its power plants to utilize alternative fuels and its power importation option. The obligation to serve this peaking obligation will be transferred to the purchasers of the generation facilities.

     Following is a summary of the transportation and approximate storage capacity of SPPC's current gas supply program. Firm transportation capacity on the Northwest/Paiute system exists to serve primarily the LDC. Firm transportation capacity on the PGT/Tuscarora system exists primarily to serve SPPC's electric generating plants. Storage capacity is generally used for the peaking requirements of the LDC only.

     Transportation Capacity
     -----------------------
     Northwest   -    68,696 decatherms per day firm
                      90,000 decatherms per day interruptible
     Paiute      -   103,774 decatherms per day firm from November
                 through March
                      61,044 decatherms per day firm from April through
                 October
                      90,000 decatherms per day interruptible
     NOVA        -    47,500 decatherms per day firm
     ANG         -    53,000 decatherms per day firm
     PGT         -    30,000 decatherms per day firm
                      60,270 decatherms per day firm (winter only)
                      90,000 decatherms per day interruptible

     TGTC        -   106,250 decatherms per day firm
                      50,000 decatherms per day interruptible

     Storage Capacity
     ----------------
     Williams    -   281,242 decatherms from Jackson Prairie
                 -    12,687 decatherms per day from Jackson
                 Prairie
     Paiute      -   463,034 decatherms from Lovelock LNG
                 -    35,078 decatherms per day from Lovelock
                      LNG facility

     SPPC's LDC decatherm supply requirements in 2000 and 1999 were 13.2 million decatherms and 13.4 million decatherms, respectively. Electric generating fuel requirements were 38.6 million decatherms and 32.6 million decatherms respectively for 2000 and 1999.

     As of December 31, 2000, SPPC owned and operated 1,493 miles of three-inch equivalent natural gas distribution piping, 54 miles of which were added in 2000. In addition, SPPC completed in 2000, the construction of a new high-pressure regulator station equipped to receive gas from a second tap on the Tuscarora gas transmission line. This will give the LDC the ability to receive more supply and exercise more operating flexibility. In 2000, SPPC completed several technology projects for the LDC. These projects included a state of the art Supervisory Control and Data Acquisition System and completion of an electronic mapping system for all gas facilities.

3.   The following information for the last calendar year with
     -------------------------------------------------------------
     respect to claimant and each of its subsidiary public utility
     -------------------------------------------------------------
     companies:
     -------------------------------------------------------------

 (a) Number of Kwh of electric energy sold (at retail or wholesale)
     -------------------------------------------------------------

     and Mcf of natural or manufactured gas distributed at retail.
     -------------------------------------------------------------

     SPPC sold approximately 12,434,661 Mwh of electric energy for the year ended December 31, 2000 and sold approximately 12,916,619 Mcf of natural gas at retail during the same period. Related electric energy revenue was $893.8 million for the year ended December 31, 2000. Related natural gas revenue was $78.0 million for the same period.

     NVP sold approximately 16,363,000 Mwh of electric energy for the year ended December 31, 2000. Related electric energy revenue was $1,325.5 million for the year ended December 31, 2000.

 (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas
     -----------------------------------------------------------------------
     distributed at retail outside the State in   which each such company is
     -----------------------------------------------------------------------
     organized.
     ----------

     SPPC sold approximately 511,047 Mwh of electric energy at retail to customers in the State of California with related revenue of $38.9 million for the year ended December 31, 2000. SPPC had no retail natural gas sales outside the State of Nevada.

     NVP had no retail electric energy sales outside the State of Nevada.

 (c) Number of Kwh of electric energy and Mcf of natural or manufactured
     -------------------------------------------------------------------
     gas sold at wholesale outside the State in which each such company
     ------------------------------------------------------------------
     is organized, or at the State line.
     -----------------------------------

     SPPC sold approximately 288,311 Mwh at wholesale to customers in the State of California with related revenue of $21.6 million for the year ended December 31, 2000. SPPC had no wholesale gas sales outside the State of Nevada.

     NVP sold approximately 2,056,651 Mwh at wholesale to customers outside the State of Nevada with related revenue of 192.2 million for the year ended December 31, 2000. NVP does not sell natural gas.

 (d) Number of Kwh of electric energy and Mcf of natural or
     ---------------------------------------------------------------
     manufactured gas purchased outside the State in which each
     ---------------------------------------------------------------
     such company is organized or at the State line.
     ---------------------------------------------------------------

     SPPC purchased approximately 6,507,637 Mwh of electric energy from outside the State of Nevada during the year ended December 31, 2000 at a cost of $444.1 million. SPPC purchased approximately 51,749,766 Mcf of natural gas from outside the State of Nevada at a cost of $83.2 million during the year ended December 31, 2000 of which approximately 12,621,519 Mcf were used for local distribution and approximately 39,128,247 Mcf were used for electric power generation.

     NVP purchased approximately 6,166,908 Mwh of electric energy from outside the State of Nevada during the year ended December 31, 2000 at a cost of $446.2 million.

4.   The following information for the reporting period with
     --------------------------------------------------------------
     respect to claimant and each interest it holds directly or
     --------------------------------------------------------------
     or indirectly in an EWG or a foreign utility company, stating
     --------------------------------------------------------------
     monetary amounts in United States dollars:
     --------------------------------------------------------------

     None.

 (a) Name, location, business address and description of the
     --------------------------------------------------------------
     facilities used by the EWG or foreign utility company for the
     --------------------------------------------------------------
     generation, transmission and distribution of electric energy
     --------------------------------------------------------------
     for sale or for the distribution at retail of natural or
     --------------------------------------------------------------
     manufactured gas.
     --------------------------------------------------------------

     None.

 (b) Name of each system company that holds an interest in such EWG
     --------------------------------------------------------------
     or foreign utility company, and description of the interest
     --------------------------------------------------------------
     held.
     --------------------------------------------------------------

     None.

 (c) Type and amount of capital invested, directly or indirectly,
     --------------------------------------------------------------
     by the holding company claiming exemption; any direct or
     --------------------------------------------------------------
     indirect guarantee of the security of the EWG or foreign
     --------------------------------------------------------------
     utility company by the holding  company claiming exemption;
     --------------------------------------------------------------

     and any debt or other financial obligation for which there is
     --------------------------------------------------------------
     recourse, directly or indirectly, to the holding company
     --------------------------------------------------------------
     claiming exemption or another system company, other than the
     --------------------------------------------------------------
     EWG or foreign utility company.
     --------------------------------------------------------------

     None.

 (d) Capitalization and earnings of the EWG or foreign utility
     -------------------------------------------------------------
     company during the reporting period.
     -------------------------------------------------------------

     None.

 (e) Identify any service, sales or construction contract(s)
     -------------------------------------------------------------

     between the EWG or foreign utility company and a system
     -------------------------------------------------------------
     company, and describe the services to be rendered or
     -------------------------------------------------------------
     goods sold and fees or revenues under such agreement(s).
     -------------------------------------------------------------

     None.

The above named claimant has caused this statement to be duly executed on behalf of its authorized officer on this 2/nd/ day of April 2001.

                                        SIERRA PACIFIC RESOURCES
                                        ------------------------
                                           (Name of Claimant)



                                        By______________________________
                                                 Mark A. Ruelle
                                             Senior Vice President,
                                     Chief Financial Officer and Treasurer
                                         (Principal Financial Officer)
                                         (Principal Accounting Officer)

CORPORATE SEAL
Attest:



_________________________________

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


Mark A. Ruelle                         Chief Financial Officer
------------------------------------------------------------------
    (Name)                                      (Title)

P.O. Box 30150 (6100 Neil Road), Reno, Nevada 89520-3150 (89511)
------------------------------------------------------------------
                             (Address)

                                   Exhibit A
                                   ---------


     The following consolidating financial statements of Sierra Pacific Resources and its subsidiaries, are submitted herewith:

     Consolidating Balance Sheet as of December 31, 2000.

     Consolidating Statement of Income for the year ended
     December 31, 2000.

     Consolidating Statement of Retained Earnings (surplus) for the year ended December 31, 2000.



                                   Exhibit B
                                   ---------

     Financial Data Schedule for the year ended December 31, 2000.


                                   Exhibit C
                                   ---------

     Inapplicable.

Page 25
Exhibit A - Page 1

SIERRA PACIFIC RESOURCES
CONSOLIDATING BALANCE SHEET

                  31-Dec-00

(Dollars in thousands)
(Unaudited)                                 SPR         SPPC        NVP       LOS     SGHC   TGPC      SWDC    E-       SPE
                                                                                                             THREE
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS:
-------

UTILITY PROPERTY, NET                    $           $1,780,176  $2,462,962  $    -   $  -   $     -   $  -   $     -   $     -

INVESTMENTS IN SUBSIDIARIES AND
OTHER PROPERTY, NET                       1,535,534      60,047      13,419     198           17,164    593       311       357

CURRENT ASSETS                              105,323     217,021     255,460   2,481     20       327    (58)    1,545       147

DEFERRED ASSETS                             408,311     143,417     172,142                                       816       191
                                       --------------------------------------------------------------------------------------------

TOTAL ASSETS                              2,049,168   2,200,661   2,903,983   2,679     20    17,491    535     2,672       695
                                       ============================================================================================

CAPITALIZATION AND
------------------
LIABILITIES:
------------

COMMON EQUITY                             1,359,712     604,796     887,737   2,484     62    13,014    577    (2,449)    4,742

PREFERRED STOCK                                          98,500     188,872

LONG-TERM DEBT                              600,000     605,816     927,784                                     4,251
                                       --------------------------------------------------------------------------------------------

TOTAL CAPITALIZATION                      1,995,712   1,309,112   2,004,393   2,484     62    13,014    577     1,802     4,742

CURRENT LIABILITIES                          74,934     524,676     524,670    (364)     3      (344)   (42)      948    (4,047)

DEFERRED CREDITS                             14,522     366,873     374,920     559    (45)    4,821              (78)
                                       --------------------------------------------------------------------------------------------

TOTAL CAPITALIZATION AND
LIABILITIES                               2,049,168   2,200,661   2,903,983   2,679     20    17,491    535     2,672       695
                                       ============================================================================================

                                              SPC        CES   NEICO      ELIM.       CONSOLID.

------------------------------------------------------------------------------------------------
ASSETS:
-------

UTILITY PROPERTY, NET                      $     -   $     -  $     -   $         -   $4,243,138

INVESTMENTS IN SUBSIDIARIES AND
OTHER PROPERTY, NET                          8,457     9,793    6,857    (1,517,667)     135,874

CURRENT ASSETS                              (4,641)    1,177      527       (37,963)     541,366

DEFERRED ASSETS                              1,550       173                             725,789
                                       ---------------------------------------------------------

TOTAL ASSETS                                 5,366    11,143    7,384    (1,555,630)   5,646,167
                                       =========================================================

CAPITALIZATION AND
------------------
LIABILITIES:
------------

COMMON EQUITY                                5,010       483    1,211    (1,517,667)   1,359,712

PREFERRED STOCK                                                                          287,372

LONG-TERM DEBT                                         9,274                (13,446)   2,133,679
                                       ---------------------------------------------------------

TOTAL CAPITALIZATION                         5,010     9,757    1,211    (1,531,113)   3,780,763

CURRENT LIABILITIES                           (492)    1,386   (1,345)      (24,517)   1,096,314

DEFERRED CREDITS                               848         -    7,518                    769,090
                                       ---------------------------------------------------------

TOTAL CAPITALIZATION AND
LIABILITIES                                  5,366    11,143    7,384    (1,555,630)   5,646,167
                                       =========================================================

Page 26
Exhibit A - Page 2

SIERRA PACIFIC RESOURCES
CONSOLIDATING INCOME STATEMENT
TWELVE MONTHS ENDED
                     31-Dec-00

(Dollars in thousands)
(Unaudited)                            SPR            SPPC        NVP        LOS      SGHC    TGPC    SWDC
------------------------------------------------------------------------------------------------------------
OPERATING REVENUES                       $   1,375   $1,051,635   $1,325,470   $ 92   $  3   $   846   $  -

OPERATING EXPENSES                         (11,504)     983,231    1,252,010    155      5     2,103      6
                                       ---------------------------------------------------------------------

OPERATING INCOME                            12,879       68,404       73,460    (63)    (2)   (1,257)    (6)

OTHER INCOME                                (8,163)      (2,218)       4,174    254      1     3,386
                                       ---------------------------------------------------------------------

TOTAL INCOME                                 4,716       66,186       77,634    191     (1)    2,129     (6)

NET INTEREST CHARGES                        44,496       56,057       70,390      -
                                       ---------------------------------------------------------------------
INCOME BEFORE OBLIGATED MANDATORILY
REDEEMABLE PREFERRED SECURITIES            (39,780)      10,129        7,244    191     (1)    2,129     (6)

PREFERRED DIVIDEND REQUIREMENTS OF
SPPC/NP-OBLIGATED MANDATORILLY
REDEEMABLE PREFERRED SECURITIES                  -        4,171       15,173
                                       ---------------------------------------------------------------------


INCOME BEFORE PREFERRED                    (39,780)       5,958       (7,929)   191     (1)    2,129     -6
DIVIDEND REQUIREMENTS OF SUBSIDIARY

LESS: PREFERRED DIV
REQUIREMENTS OF SUBSIDIARY                                3,900            -
                                       ---------------------------------------------------------------------

NET INCOME                                ($39,780)  $    2,058      ($7,929)  $191    ($1)  $ 2,129    ($6)
                                       =====================================================================
                                           E-THREE    SPE       SPC      CES      NEICO   ELIM.    CONSOLID.
                                           ------------------------------------------------------------------
OPERATING REVENUES                            $7,216  $    154   $   45   $3,786   $683   $    -   $2,391,305

OPERATING EXPENSES                             6,732     4,599    1,034    3,570    705             2,242,646
                                           ------------------------------------------------------------------

OPERATING INCOME                                 484    (4,445)    (989)     216    (22)              148,659

OTHER INCOME                                       9       (10)                     406    7,473        5,312
                                           ------------------------------------------------------------------

TOTAL INCOME                                     493    (4,455)    (989)     216    384    7,373      153,971

NET INTEREST CHARGES                             311                          60            (807)     170,507
                                           ------------------------------------------------------------------
INCOME BEFORE OBLIGATED MANDATORILY
REDEEMABLE PREFERRED SECURITIES                  182    (4,455)    (989)     156    384    8,280      (16,536)

PREFERRED DIVIDEND REQUIREMENTS OF
SPPC/NP-OBLIGATED MANDATORILLY
REDEEMABLE PREFERRED SECURITIES                                                                        19,344
                                           ------------------------------------------------------------------


INCOME BEFORE PREFERRED                          182    (4,455)    (989)     156    384    8,280      (35,880)
DIVIDEND REQUIREMENTS OF SUBSIDIARY

LESS: PREFERRED DIV
REQUIREMENTS OF SUBSIDIARY                                                                              3,900
                                           ------------------------------------------------------------------

NET INCOME                                    $  182   ($4,455)   ($989)  $  156   $384    8,280     ($39,780)
                                           ==================================================================

Page 27
Exhibit A - Page 3


SIERRA PACIFIC RESOURCES

CONSOLIDATING STATEMENT OF
RETAINED EARNINGS
                      31-Dec-00

(Dollars in thousands)
(Unaudited)

                                      SPR         SPPC     NVP         LOS        SGHC       TGPC      SWDC
------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT BEGINNING
OF PERIOD                             $ 104,725   $89,049  $ 67,746   ($13,518)  ($31,566)  ($3,932)  ($111)

INCOME BEFORE PREFERRED
DIVIDENDS                               (39,780)    5,958    (7,928)       191          0     2,129      (6)

DIVIDENDS DECLARED                       78,929    88,900    64,267        500                2,400
                                    ------------------------------------------------------------------------

RETAINED EARNINGS AT END
OF PERIOD                              ($13,984)  $ 6,107   ($4,449)  ($13,827)  ($31,566)  ($4,203)  ($117)
                                    ========================================================================


                                     E-THREE      SPE         SPC     CES     NEICO       ELIM.   CONSOLID.
-------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT BEGINNING
OF PERIOD                              ($3,724)  ($4,684)     ($77)  ($173)  ($12,596)  ($86,414)  $104,725

INCOME BEFORE PREFERRED
DIVIDENDS                                  182    (4,456)     (989)    156        384      8,279   ($35,880)

DIVIDENDS DECLARED                                                              3,510   (155,677)  $ 82,829
                                    -------------------------------------------------------------------------

RETAINED EARNINGS AT END
OF PERIOD                              ($3,542)  ($9,140)  ($1,066)   ($17)  ($15,722)  $ 77,542   ($13,984)
                                     ========================================================================

EXHIBIT B
Page 1

                           SIERRA PACIFIC RESOURCES
                            FINANCIAL DATA SCHEDULE


This schedule contains summary financial information extracted from internal company financial statements for the twelve month period ended December 31, 1999, and is qualified in its entirety by reference to such financial statements.

Multiplier = 1,000

The financial data is NOT restated from a previously filed schedule. The financial data DOES NOT apply to a co-registrant.

Currency:               U.S. dollars
Period Type:            Twelve months ended December 31, 2000.
Period Start:           January 1, 2000
Period End:             December 31, 2000
Company Fiscal Year:    January 1 through December 31.
Exchange Rate:          One (1)
Book Value:             Per book



(Unaudited)                Caption Heading               Amount
-----------

      Item No.
      --------
         1            Total Assets                       $5,646,167
         2            Total Operating Revenues           $2,391,305
         3            Net Income                         $  (39,780)